EXHIBIT 99.1

Immediate Release: NR 12-14

EXTORRE PROPOSES STAGED DEVELOPMENT FOR CERRO MORO

Vancouver, B.C., May 30, 2012 – Extorre Gold Mines Limited (NYSE-MKT:XG;TSX:XG, Frankfurt: E1R, “Extorre” or the “Company”) provides details of a preliminary internal study for the staging of mine development contemplated in PEA-3 for the Cerro Moro gold-silver project announced on April 2, 2012. The study indicates potential mine development CAPEX of approximately US$124 million in stage one of a two stage approach while maintaining initial production exceeding 170,000 ounces per year gold equivalent* in the first year of production.

Production/cost Summary: Ist Stage: 500 – 600 tpd

Estimated Range
Initial Annual Production (Gold Equivalent* Ounces)	170,000	180,000
Initial Capital Expenditure (Excludes Recoverable Taxes)	US$ 110 million	US$ 120 million
Approximate Recoverable Taxes	US$ 14 million	US$ 16 million
Initial Operating Costs (Excludes Royalties and Export Tax)	US$ 200 per recoverable gold eqv.* oz
Potential Free Cash Flow (Before Royalties and Taxes)	US$ 190 million	US$ 200 million

The first year of a potential two staged mine development foresees an initial mine throughput of 500 - 600 tonnes per day (“tpd”) increasing to PEA-3 levels within eighteen months of production start-up. This approach potentially reduces the initial CAPEX to US$110 million (excluding recoverable tax of US$14 million) while the balance of the mine’s capital expenditure requirements could be funded through operating cash flow.

The substantial potential early cash flows generated from mining very high grade open pit mineralization would fund ongoing development costs and allow process plant and infrastructure expansion, as well as underground mine development to commence within six months of mine start up. The potential mine expansion to PEA-3 levels could be achieved within eighteen months of commencement of production.

Highlights of the revised potential mine development program are as follows:

Ist Stage: 500 – 600 tpd

●	A small processing plant and minimum infrastructure.
●	Open pit mining only.
●	High grade mineralization from open pits to be blended with lower grade material to maintain a constant feed grade to the plant.
●	The high grades provide potential high cash flows and low operating costs on a per ounce basis.
●	Open pit mining at this level is potentially sustainable for up to three years (based on resources to November 2011).

2nd Stage: 1,000 – 1,100 tpd

●	Expand the processing plant and complete the full infrastructure.
●	Start underground mining operation.
●	Continue mining the remaining open pit material, blending such feed with high grade underground material.
●	Plant expansion to be completed within 36 months of mine start up.

Metal production:

●	Total life of mine: 889,500 oz of gold and 48 million oz of silver (1.8m oz gold equivalent* or 92 million oz silver equivalent**).
●	First year: 170,000 to 180,000 oz gold equivalent.*
●	Average first five years: 190,000 to 200,000 oz gold equivalent.*
●	Average life of mine production (12 years): 154,000 oz* per year gold equivalent comprising gold production of 74,000 oz per year plus silver production of 4.0 million oz per year.

Capital Expenditure:

●
Base CAPEX: US$110 million – US$120 million plus 13% VAT (refundable) of approximately US$14 million to US$16 million. Base CAPEX includes a contingency on the plant and open pit mining fleet and also includes indirect + owners’ costs + spares of US$21.5 million.

●	Sustaining CAPEX US$250 million - US$270 million (largely underground development costs and power line).
●
An option is to add US$15 million to the initial CAPEX to accommodate the plant upgrade and to minimize lost time on the changeover for increased throughput in phase 2. This would reduce the sustaining CAPEX by an equivalent amount.

●	Cost of 1st decline (Escondida): US$13 million (plus VAT) – early start up dependent on available financing.
●	Mine working capital: US$15 million.

Operating costs (minesite, excludes royalties and export tax):

●	1st Stage: approximately US$250 – US$260 per oz (gold equivalent*) recovered
●	First 6 years: approximately US$290 – US$300 per oz (gold equivalent*) recovered
●	Life of mine cash cost per oz (gold equivalent*): US$330 – US$340.

Mr. Trevor Mulroney, Extorre CEO stated: “Cerro Moro is very well suited to our preferred staged development approach because of the reduced initial capital requirements and our ability to rapidly and selectively access very high grade mineralized zones. In fact the head grade on a diluted basis exceeds 30 g/t for the first stage of production.

“The staged development allows Extorre to meet its objective of commencing production in 2014 and train a workforce while significantly reducing initial capital requirements, which is an important consideration given the state of current capital markets. The strong operating cash-flows allow for future development expansion.

“For the first five years annual mine output is 60 – 70% of that modelled in PEA-3 (193,000 oz/yr versus 248,000 oz/yr gold equivalent). This is achieved against a 57 percent reduction in the up-front capital requirement.

“Operating cash costs on a gold equivalent* basis are in fact lower than in PEA-3 because of the higher head grade feed being supplied to the processing plant. That is to say the higher grades more than offset the higher unit costs associated with a smaller mine throughput.”

It should be noted that the information provided above and in PEA-3 is preliminary in nature, as inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves have been included in the information provided above and PEA-3, and there is no certainty that a potential mine described in this news release or in PEA-3 will be realized. A mine development decision based on a PEA rather than a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized; mine design and mining schedules, metallurgical flow sheets and process plant designs which may require additional detailed work to ensure satisfactory operational conditions and the inability to acquire adequate finance due to requirements of bankers. Other risks may include, but not limited to, availability of power and water and political risks. (Additional risk factors are noted below). Some of the risks noted above may be mitigated by technical studies undertaken solely on the Indicated category resources and will have sufficient capital (CAPEX) and operating (OPEX) cost data to demonstrate economic viability.

*       Gold equivalent ounces are calculated by dividing the silver ounces by 50 and adding it to the gold value.
**     Silver equivalent ounces are calculated by multiplying the gold ounces by 50 and adding it to the silver value.

Mr Bryce Roxburgh, Co-Chairman of Extorre Gold Mines Ltd, is a qualified person as defined in NI 43-101 and is responsible for preparing the information contained in this news release.

About Extorre

Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges under the symbol XG. The principal assets of the Company comprise CDN $27 million in cash and the Cerro Moro, Puntudo, and Falcon projects in Argentina.

Detailed engineering and development planning continue at Cerro Moro. Permitting is in place for the initial proposed throughput in this release.

Exploration with two drills continues at Cerro Moro, with the aim to increase the total resources on the property and to in-fill drill certain areas for mine planning purposes. Results from current drilling will be released as they are received. Drilling utilizing one drill rig recently commenced at its Falcon project in Santa Cruz Province.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED

Mr. Trevor Mulroney
President and Chief Executive Officer
Extorre@extorre.com

For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the Preliminary Economic Assessment for a two staged mine development, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, potential costs and metal production; establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in the Company’s Annual Information Form for the fiscal period ended December 31, 2011, dated March 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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